EXHIBIT 11.1

SOLIGEN TECHNOLOGIES, INC.
COMPUTATION OF NET LOSS PER SHARE

	Three Months Ended September 30,		Six Months Ended September 30,

	2000	1999	2000	1999

Weighted average number of shares outstanding	36,428,054	32,912,000	36,405,554	32,815,000

Net loss	$(282,000)	$(401,000)	$(698,000)	$(521,000)

Net loss per share—basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.02)